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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 39420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUINOX GROUP DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 HULFISH STREET, SUITE 510
(No. and Street)

PRINCETON (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17th STREET, SUITE 1000 (Address) DENVER (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. ENCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUINOX GROUP DISTRIBUTORS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Emilia Roman-Gintz

Notary Public

My Commission Expires 7/28/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equinox Group Distributors, LLC

Statement of Financial Condition Report
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Managing Member of
Equinox Group Distributors, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Equinox Group Distributors, LLC (the Company) as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Equinox Group Distributors, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Denver, Colorado
February 19, 2016

Equinox Group Distributors, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	616,830
Prepaid expenses and other assets		68,487
Computer equipment, at cost, less accumulated depreciation of $63,315		14,858
Related parties receivable		64,348
Total assets	$	764,523
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$	254,466
Accounts payable		7,646
Related party payable		179,866
Total liabilities		441,978
Member's Equity		322,545
Total liabilities and member's equity	$	764,523

See Notes to Statement of Financial Condition

Note 1. Organization

Equinox Group Distributors, LLC is a Delaware limited liability company, originally formed on February 11, 1988. Equinox Group Distributors, LLC (the Company) is a wholly owned subsidiary of Equinox Financial Group, LLC.

The Company conducts business as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing mutual funds, trusts and limited partnership interests in public commodity pools and investment partnerships for which Equinox Fund Management, LLC (EFM) and Equinox Institutional Asset Management, LP (EIAM), entities affiliated with the Company, through common ownership, serve as the registered investment advisers.

From January 1, 2015 through December 31, 2015 the Company operated under the (k)(2)(ii) exemption provision under rule15c3-3 of the SEC (the Customer Protection Rule). The (k)(2)(ii) exemption applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains deposits with financial institutions in amounts that at times may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Computer equipment: Computer equipment is recorded at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis, over the five year estimated useful lives of the assets.

Wholesaling fees revenue: The Company records wholesaling fees and related expenses on a monthly accrual basis. All wholesaling activities are performed for the various investment products which are advised by EFM and EIAM.

Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. There was no balance for the year ended December 31, 2015.

Note 2. Summary of Significant Accounting Policies (Continued)

Commission revenue: The Company records commission revenue when applicable on a monthly basis. Revenue is generated when there is an excess of 12b-1 and various credits over distribution and advertising expense calculated by Northern Lights Distributors, LLC.

Clearing agreement: The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts and does not handle any customer transactions. The Company currently holds a clearing agreement with a third party.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore these financial statements do not include any provision for federal income taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions. The Company's tax returns are filed as part of Equinox Financial Group's returns, on a consolidated basis. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Recently Issued Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on financial statements

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1(a)(2)(vi), the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. At December 31, 2015, the Company had net capital of $174,852 which was $74,852 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.53 to 1.

Distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

Note 4. Related Party Transactions and Arrangements

Shared Services Agreements: The Company has an administrative service agreement in place with EFM, (a related party under common ownership). Under the terms of the agreement, EFM provides accounting, information technology services, and healthcare coverage to the Company at a shared cost. At December 31, 2015, $176,376 was payable to EFM and included within Related Party Payable on the statement of financial condition.

The company has an expense sharing agreement in place with Solon Capital, LLC, which does business under the name of Equinox Financial Solutions (EFS), and is a related party under common ownership. Under the terms of the agreement the Company shares leased office space in Princeton, New Jersey.

The lease is a non-cancelable operating lease and expires in 2018. The expense sharing agreement contains provisions for the use of certain overhead items such as space, utilities, furniture and other administrative services. Under this agreement the Company is responsible for 16.95% of the monthly rental payments to be made in accordance with the lease terms. The Company's obligation for future minimum lease payments, under the above lease will be $44,039 per year through 2017 and $33,030 in 2018. As of December 31, 2015 the Company also had a net outstanding receivable due from EFS of $60,330, which is included in related parties receivable on the statement of financial condition. This balance includes a payment from the Company to fund its portion of the deposit on the lease for the Princeton, New Jersey office.

Wholesaling Agreements: The Company has wholesaling agreements in place with EFM and EIAM. Under the terms of the agreements wholesaling fee revenue generated by the Company results from the wholesaling activities performed for the various investment products advised by EFM and EIAM. As of December 31, 2015, the Company had an outstanding receivable due from EIAM of $348. Given the nature of the wholesaling agreement, the Company will typically break-even on these transactions.

Distribution Agreement: The Company has a service agreement with an unrelated third party broker dealer whereas the Company employs licensed financial representatives in connection with the wholesaling of certain mutual funds advised by EIAM. The Company receives compensation from the third party broker dealer for its work associated with the retaining, overseeing and supervising of financial representatives involved in sales-related activities with respect to the various investment products.

Note 5. Risks and Uncertainties

Concentration Risk: Substantially all of the revenues generated by the Company are related to wholesaling activities performed for various investment products which EFM and EIAM serve as the registered investment adviser.

In the normal course of business, the Company's activities of marketing limited partnership interests in commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.